Exhibit 99.1

Quhuo Announces Receipt of Nasdaq Notification Letters

BEIJING, May 15, 2024 — Quhuo Limited (“Quhuo” or the “Company”) (NASDAQ: QH), a leading gig economy platform focusing on local life services in China, today announced that it received notification letters dated May 10, 2024 (the “Notification Letters”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”), indicating that (1) the Company is not in compliance with the minimum bid price requirement set forth in Rule 5450(a)(1) of the Nasdaq Listing Rules as the closing bid price of the Company’s American depositary share (“ADS”) has been below US$1.00 per ADS for a period of 30 consecutive trading days (the “Minimum Bid Price Rule”), and (2) the Company’s minimum market value of publicly held shares (“MVPHS”) was less than $15,000,000 for the last 30 consecutive business days prior to the date of the notification letter, which does not meet the requirement for continued listing set forth in Nasdaq Listing Rule 5450(b)(1) (the “MVPHS Rule”).

The Notification Letters have no immediate impact on the Company’s listing on the Nasdaq Global Market. Pursuant to Rule 5810(c)(3)(A) and 5810(c)(3)(D) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until November 6, 2024 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule and the MVPHS Rule. If at any time during the Compliance Period, the closing bid price per ADS is at least US$1.00 for a minimum of 10 consecutive trading days, Nasdaq will provide the Company a written confirmation of compliance with the Minimum Bid Price Rule, and the matter will be closed. If at any time during the Compliance Period, the Company’s MVPHS closes at $15,000,000 or more, or $5,000,000 or more (assuming the Company satisfies other requirements under the equity standard of Nasdaq’s continued listing rules), for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company a written confirmation of compliance with the MVPHS Rule, and the matter will be closed.

If the Company does not regain compliance with the Minimum Bid Price Rule by November 6, 2024, the Company may be eligible for additional time to regain compliance. To qualify, the Company must submit, no later than November 6, 2024, an on-line transfer application to Nasdaq Capital Market and submit a non-refundable $5,000 application fee, and meet the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of bid price requirement, of the Nasdaq Capital Market, and provides written notice to Nasdaq of its intention to cure the deficiency, including by effecting a reverse stock split, if necessary. As part of its review process, the Staff will make a determination of whether the Staff believes the Company will be able to cure this deficiency. If the Staff concludes that the Company will not be able to cure the deficiency, or if the Company determines not to submit a transfer application or make the required representation, Nasdaq will provide notice that the Company’s securities will be subject to delisting. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten (10) business days prior to November 6, 2024, or the expiration of the second compliance period if granted. The Company intends to monitor the closing bid price of its ADSs between now and November 6, 2024 and is considering its options, including an adjustment of its ADS-to-Class A ordinary share ratio, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

In the event the Company does not regain compliance with the MVPHS Rule by November 6, 2024, the Company will receive written notification that its securities are subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its securities, but there can be no assurance Nasdaq would grant the Company’s request for continued listing. Alternatively, the Company may consider applying to transfer the Company’s securities to the Nasdaq Capital Market before the expiry of the Compliance Period. In order to transfer, the Company must submit an on-line transfer application, pay the $5,000 application fee and meet the Nasdaq Capital Market’s continued listing requirements. The Company intends to monitor its market value between now and November 6, 2024 and is evaluating various options available to regain compliance and maintain its continued listing.

The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Quhuo

Quhuo Limited (NASDAQ: QH) is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

For investor and media inquiries, please contact:

Quhuo Limited
E-mail: pr@meishisong.cn